

May 20, 2011

Mr. Andrew R. Lane
President and Chief Executive Officer
McJunkin Red Man Corporation
2 Houston Center
909 Fannin, Suite 3100
Houston, TX 77010

>   **Re: McJunkin Red Man Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed May 9, 2011**
>   **File No. 333-173035**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 9, 2011**
>   **File No. 333-173037**

Dear Mr. Lane:

We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your registration statements and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. As applicable, please address the comments set forth in our letter dated today regarding your Form S-1 (333-173037), as amended on May 9, 2011.

2. Please include interim financial statements for the period ended March 31, 2011. Please similarly update your financial information throughout the filing. See Rule 3-12(a) of Regulation S-X.

Supplemental Letter

3. We have read your supplemental letter dated May 9, 2011. Please revise your letter to represent that, with respect to any broker-dealer that participates in the exchange offer with respect to outstanding notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or any of your affiliates to distribute the exchange notes.

Summary Historical Consolidated Financial and Other Data, page 12

4. We note your response to prior comment eight of our letter dated April 20, 2011. You have an adjustment line item labeled, "Non-recurring consulting fees." We note that these consulting fees have been incurred during 2010, 2009, 2008 and 2006 and as such do not appear to be non-recurring. Please revise accordingly. We also note your adjustment line item labeled "Other non-recurring and non cash expenses". To the extent you have included expenses that have been incurred in more than one period presented and are not non-cash in nature, please also revise accordingly. Refer to Item 10(e) of Regulation S-K as well as Compliance and Disclosures Interpretation 102.03.

Ratio of Earnings to Fixed Charges, page 41

5. We note you have appropriately revised your 2009 ratio of earnings to fixed charges as a result of your restated 2009 results of operations. Please revise the computations provided in Exhibit 12.1 accordingly.

Management's Discussion and Analysis . . . , page 47

Critical Accounting Estimates, page 69

Goodwill and Other Indefinite-Lived Intangible Assets, page 70

6. We have reviewed your response to prior comment 14 of our letter dated April 20, 2011 and have the following additional comments.

    *   Please revise to clarify that your two reporting units mirror your *operating* segments (North America and International);

    *   As you indicated in your response to prior comment 28 from our letter dated April 20, 2011, you have elected to aggregate the international component locations based upon their similar economic characteristics, products, customers, suppliers, methods of distribution and the manner in which you operate your international business. Please expand your critical accounting policy to disclose and discuss this qualitative assessment; and

- It is not clear whether you have determined that the fair values of your long-lived assets or asset groups substantially exceed their carrying values. If the fair value of any of your long-lived assets or asset groups is not substantially in excess of their carrying value and to the extent that the asset amounts, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures:
  - o The percentage by which fair value exceeds the carrying value;
  - o A description of the assumptions that drive the estimated fair value;
  - o A discussion of the uncertainty associated with the key assumptions; and
  - o A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
  - o Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Management, page 90

Executive Officers and Directors, page 90

7. We note your disclosures in this section identify the directors of McJunkin Red Man Holding Corporation. Please clarify who is also a director of the company. In this regard, we note your response to comment 35 of our letter dated April 20, 2011 in which you state that Andrew R. Lane is the sole director of the company. The disclosure in this section suggests that the directors of McJunkin Red Man Holding Corporation are also the directors of McJunkin Red Man Corporation.

The Exchange Offer, page 128

Terms of the Exchange Offer, page 128

8. We note your response to comment 22 of our letter dated April 20, 2011. In your prospectus, please include the confirmation you provided to us that any notice of extension will disclose the number of securities tendered as of the date of the notice in compliance with Rule 14e-1(d).

Financial Statements, page F-1

Consolidated Statements of Income, page F-4

9. We have reviewed your response to prior comment 24 of our letter dated April 20, 2011. As previously requested, since you do not allocate depreciation and amortization to cost of sales, please remove the gross margin subtotal from the face of your income statement. In addition, please either remove the gross profit and gross margin measures and any related discussions from the rest of your filing or identify these measures as non-GAAP

measures and ensure you comply with the disclosure requirements set forth in Item 10(e) of Regulation S-K.

10. Since you have incurred losses in 2010 and 2009, your income statements should be titled "Statements of Operations". Please revise accordingly.

Note 1 – Significant Accounting Policies, page F-7

Cost of Goods Sold, page F-12

11. We have reviewed your response to prior comment 26 of our letter dated April 20, 2011. We note that you added disclosure on pages 53 and 56 of the Form S-4/A that states certain purchasing costs and warehousing activities, as well as general warehousing expenses, are included in selling, general and administrative expenses and not in cost of sales. Please also enhance your footnote to disclose the line item that these excluded costs are included in and the amounts included for each period presented.

Segment Reporting, page F-12

12. We have reviewed your response to prior comment 27 of our letter dated April 20, 2011. You indicate that your North American operating segment is divided into four geographic regions that comprise your distribution network. Discrete financial information for these regions is not used by the CODM for the purposes of allocation of resources or assessment. Please clarify whether your CODM receives this information. Please note that if your CODM receives such discrete financial information, there is a presumption that it is being used. Please provide us with copies of the geographic financial information that your CODM regularly receives.

13. We have reviewed your response to prior comment 28 of our letter dated April 20, 2011. You indicate that within North America, a limited amount of financial data is available on a regional basis. This data is incomplete and is not used by the CODM for resource allocation or to assess performance. As we previously noted, a reporting unit is an operating segment or a component of an operating segment for which discrete financial information is available and *segment management* regularly reviews the operating results of that component. Please identify your North American segment management and provide us with copies of the geographic financial information that your segment management regularly receives.

Note 7 – Long-Term Debt, page F-18

14. We have reviewed your response to prior comment 29 of our letter dated April 20, 2011. Please enhance your disclosure to state the maximum potential amount of consideration, undiscounted, that you could be required to transfer. If the terms provide for no

limitation to the maximum potential consideration to be transferred, that fact should be disclosed. Refer to ASC 825-20-50-1(c) and 825-20-50-1(d).

Registration Statement on Form S-1

Exhibit 5.2

15. Please file a revised legal opinion in which counsel opines as to the correct amount of notes being registered. In this regard, we note counsel references $1,050,000 in aggregate principal amount of the company's 9.50% Senior Secured Notes due December 15, 2016 rather than $1,050,000,000.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Jeanne Baker, Staff Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Michael A. Levitt, Esq.
         Fried, Frank, harris, Shriver & Jacobson LLP
         via facsimile at (212) 859-4000